
November 17, 2021

Kevin Griffin
Chief Executive Officer
Pivotal Investment Corp III
c/o Graubard Miller
The Chrysler Building
405 Lexington Avenue , 11th Floor
New York , NY 10174

> **Re: Pivotal Investment Corp III**
> **Form 8-K filed November 15, 2021**
> **File No. 001-40019**

Dear Mr. Griffin:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Jeffrey M. Gallant